Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-164,660.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due from Shareholder	704.59
Inventory Asset	-5,266.86
Merchant Undeposited Funds:DoorDash Undeposited Funds	-6,257.49
Merchant Undeposited Funds:Grubhub Undeposited Funds	-4,345.30
Merchant Undeposited Funds:Postmates Undeposited Funds	206.96
Merchant Undeposited Funds:Square Undeposited Funds	3,799.61
Merchant Undeposited Funds:Stripe Undeposited Funds	0.00
Merchant Undeposited Funds:Toast Undeposited Funds	-7,938.91
Merchant Undeposited Funds:Uber Undeposited Funds	172.73
Payroll Asset ^	1,063.16
Suspense	0.00
Accumulated Depreciation	103,003.00
Furniture & Equipment	-4,550.00
Accumulated Amortization	1,297.00
Amortization	-15,835.00
Rental Deposit	-1,000.00
Accounts Payable	-9,612.41
Capital One	-4,776.13
Citi Credit Card	-6,295.42
Food Truck Deposits ^	3,078.58
Gift Card Liability	5,919.48
Miguel Loan	-8,773.46
Payroll Clearing	0.00
Sales Tax Payable	-9,764.64
Tips - Doordash Drive	29.10
Tips Owed	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**34,858.59**
Net cash provided by operating activities	**$ -129,801.93**
INVESTING ACTIVITIES	
Improvements	-68,524.26
Machinery & Equipment	-22,784.36
Net cash provided by investing activities	**$ -91,308.62**
FINANCING ACTIVITIES	
Auto Loan - Prius @ $599.80/month	-5,891.69
Due to Shareholder:Miguel Reyes	0.00
EDIL Loan	150,000.00
Notes Payable - 2018 Ford Transit	-4,983.36
Notes Payables - CBB 13437754	-1,557.35
PPP Loan #1	145,000.00
Quickbooks Loan Dec 2019	-24,000.00

Quesadilla Gorilla, Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
Square Loan - Dusty 2019	-17,508.41
WareHouse Row Loan	-15,107.04
Net cash provided by financing activities	**$225,952.15**
NET CASH INCREASE FOR PERIOD	**$4,841.60**
Cash at beginning of period	14,203.69
CASH AT END OF PERIOD	**$19,045.29**